FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1   Name and Address of JED:

JED Oil Inc. (AJED@)

Box 1420

1601 – 15th Avenue

Didsbury, Alberta  T0M 0W0

ITEM 2   Date of Material Change:

 March 30, 2007

ITEM 3   News Release:

A press release was issued on March 30, 2007 via Business Wire (including CNN Matthews).

ITEM 4   Summary of Material Change:

A.

JED’s annual report at December 31, 2006 includes a note reflecting concern about JED as a going concern.

B.

JED’s annual report at December 31, 2006 reflects a ceiling test writedown for the fourth quarter of approximately US$5 million.

C.

JED’s board of directors has appointed Ray Schmidt the Vice-President Engineering.

ITEM 5   Full Description of Material Change:

1.

JED’s annual report at December 31, 2006 includes a note reflecting concern about JED as a going concern. The consolidated financial statements have been prepared on a going concern basis which assumes that JED will be able to realize assets and discharge liabilities in the normal course of business for the foreseeable future.

As at December 31, 2006, the Company has recorded significant non-cash write-downs of Its oil and gas assets totaling $49,570,895 relating to impairments of Canadian assets and $16,444,640 relating to impairments of U.S. assets. This has contributed to substantial losses and an accumulated deficit of $85,321,927. These write-downs do not have an immediate cash flow effect, however, they do reflect the ability of the underlying assets to produce cash flow in the future based on current year-end pricing for oil and gas. Management anticipates that cash flow generated by operations from these assets over the remaining term of the Convertible Notes Payable and the Convertible Preferred Shares Payable will not meet the amount required to repay these obligations as they become due. Therefore, the Company has recently offered many of the Company’s oil and gas assets for sale (note 20) with a plan to re-invest the proceeds into new drilling activity in order to create additional value and cash flow. Additionally, management has been actively responding to these issues by cutting costs where possible including reducing staff. A rationalization of the assets has yielded sales which have been used to pay down liabilities incurred to develop the assets. The outcome of these matters is dependant on factors outside of the Company’s control and cannot be predicted at this time.

The Convertible Notes Payable and Convertible Preferred Shares outstanding are due to be repaid February 1, 2008 unless they are redeemed for common shares. The conversion price for the shares is in excess of the current market share price. Therefore the Company will require the support of the Note holders and Preferred Shareholders to continue as a going concern.

The Company has incurred a net loss of $74,152,821 and realized a negative cash flow from operations of $4,927,696 for the year ended December 31, 2006. At December 31, 2006, the Company had a working capital deficiency of $3,033,553 and a shareholder’s deficiency of $42,021,710. These conditions raise substantial doubt about the Company’s ability to continue as a going concern.

The consolidated financial statements do not include any adjustments relating to the recoverability or classification of assets or classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

2.

JED’s annual report at December 31, 2006 reflects a ceiling test non-cash writedown of approximately US$5 million on its Canadian assets.  The additional write-down of the value of the proved reserves of the Canadian assets in the fourth quarter was primarily due to the reserve analysis with limited production history of recently drilled wells.

3.

JED’s board of directors has appointed Ray Schmidt the Vice-President Engineering. Mr. Schmidt has been with JED since August 2005 and previously was the Manager of Operations.

ITEM 6   Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

ITEM 7   Omitted Information:

Not applicable.

ITEM 8   Executive Officer:

Tom J. Jacobsen, Chief Executive Officer of JED, is knowledgeable about the material changes set forth herein and can be reached at (403) 335-2107.

ITEM 9   Date of Report:

Dated at Calgary, Alberta on March 30, 2007.